UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                       Fourth-Quarter and Full-Year 2007 Results
                                          FOR IMMEDIATE RELEASE

Highlights

➢	Fourth-quarter consolidated sales and operating income grew at double-digit rates

➢	Fourth-quarter Television Broadcasting sales increased 5.6%, and operating segment income increased 7.6%, reaching a record fourth-quarter margin of 52.6%

➢	Full-year Sky sales increased 8.7%, and operating segment income increased 9.5%, reaching a record full-year margin of 48.1%

➢	Sign-on to sign-off audience share reached 70.9% in 2007

Consolidated Results

Mexico City, D.F., February 21, 2008—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the fourth-quarter and the full year 2007. The results have been prepared in accordance with Mexican Financial Reporting Standards and are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2007.

The following table sets forth a condensed statement of income for the years ended December 31, 2007 and 2006, in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing 2007 with 2006:

	2007	Margin %	2006	Margin %	Change %
Net sales	41,561.5	100.0	39,357.7	100.0	5.6
Operating income	14,480.9	34.8	14,265.7	36.2	1.5
Consolidated net income	9,018.4	21.7	9,519.3	24.2	(5.3)
Majority interest net income	8,082.5	19.4	8,908.9	22.6	(9.3)

Consolidated net sales increased 5.6% to Ps.41,561.5 million in 2007 compared with Ps.39,357.7 million in 2006. This increase was attributable to revenue growth in our Other Businesses, Sky, Cable and Telecom, Pay Television Networks, Publishing, Programming Exports, and Publishing Distribution segments. These increases were partially offset by a decrease in our Television Broadcasting segment.

Consolidated operating income increased 1.5% to Ps.14,480.9 million in 2007 compared with Ps.14,265.7 million in 2006. This increase was attributable to higher sales that were partially offset by higher cost of sales and operating expenses.

Majority Interest Net Income
Majority interest net income decreased 9.3% to Ps.8,082.5 million in 2007 compared with Ps.8,908.9 million in 2006. The net decrease of Ps.826.4 million reflected i) a Ps.65.3 million increase in other expense; ii) a Ps.124.5 million increase in equity in losses of affiliates, net; iii) a Ps.1,257.1 million increase in income taxes; and iv) a Ps.325.5 million increase in minority interest net income. This was partially offset by a Ps.215.2 million increase in operating income and a Ps.730.8 million decrease in integral cost of financing.

Fourth-Quarter Results by Business Segment
The following table presents fourth-quarter results ended December 31, 2007 and 2006, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of December 31, 2007.

Net Sales	4Q 2007%		4Q 2006%		Inc. %
Television Broadcasting	6,756.5	53.3	6,395.5	56.0	5.6
Pay Television Networks	514.9	4.0	362.3	3.2	42.1
Programming Exports	529.9	4.2	577.3	5.1	(8.2)
Publishing	1,063.3	8.4	913.8	8.0	16.4
Publishing Distribution	129.1	1.0	118.8	1.0	8.7
Sky	2,179.5	17.2	1,965.8	17.2	10.9
Cable and Telecom	825.5	6.5	576.5	5.0	43.2
Other Businesses	686.4	5.4	512.8	4.5	33.9
Segment Net Sales	12,685.1	100.0	11,422.8	100.0	11.1
Intersegment Operations[1]	(277.7)		(278.4)		0.3
Disposed Operations[2]	-		0.2		-
Consolidated Net Sales	12,407.4		11,144.6		11.3

Operating Segment Income (Loss)	4Q 2007	Margin %	4Q 2006	Margin %	Inc. %
Television Broadcasting	3,557.0	52.6	3,306.9	51.7	7.6
Pay Television Networks	328.5	63.8	196.6	54.3	67.1
Programming Exports	209.7	39.6	242.7	42.0	(13.6)
Publishing	251.6	23.7	221.8	24.3	13.4
Publishing Distribution	(1.0)	(0.8)	(0.8)	(0.7)	(25.0)
Sky	1,019.2	46.8	957.4	48.7	6.5
Cable and Telecom	283.0	34.3	237.2	41.1	19.3
Other Businesses	(57.9)	(8.4)	(101.9)	(19.9)	43.2
Operating Segment Income	5,590.1	44.1	5,059.9	44.3	10.5
Disposed Operations[2]	-	-	(0.1)	-	-
Corporate Expenses	(91.9)	(0.7)	(172.3)	(1.5)	46.7
Depreciation and Amortization	894.8	7.2	724.9	6.5	23.4
Consolidated Operating Income	4,603.4	37.1	4,162.6	37.4	10.6

[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Reflects the results of operations of one of the Company’s soccer teams.

Full-Year Results by Business Segment
The following table sets forth full-year results ended December 31, 2007 and 2006, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of December 31, 2007.

Net Sales	2007	%	2006	%	Inc. %
Television Broadcasting	21,213.2	49.7	21,760.4	53.9	(2.5)
Pay Television Networks	1,852.0	4.3	1,379.0	3.4	34.3
Programming Exports	2,262.1	5.3	2,190.3	5.4	3.3
Publishing	3,311.9	7.8	2,993.9	7.4	10.6
Publishing Distribution	479.2	1.1	449.8	1.1	6.5
Sky	8,402.2	19.7	7,732.9	19.2	8.7
Cable and Telecom	2,611.6	6.1	2,059.4	5.1	26.8
Other Businesses	2,560.4	6.0	1,831.8	4.5	39.8
Segment Net Sales	42,692.6	100.0	40,397.5	100.0	5.7
Intersegment operations[1]	(1,131.1)		(1,130.3)		(0.1)
Disposed operations[2]	-		90.5
Consolidated Net Sales	41,561.5		39,357.7		5.6

Operating Segment Income (Loss)	2007	Margin %	2006	Margin %	Inc. %
Television Broadcasting	10,518.1	49.6	10,996.3	50.5	(4.3)
Pay Television Networks	1,150.2	62.1	707.9	51.3	62.5
Programming Exports	1,032.0	45.6	902.0	41.2	14.4
Publishing	624.4	18.9	576.7	19.3	8.3
Publishing Distribution	28.5	5.9	18.7	4.2	52.4
Sky	4,037.9	48.1	3,689.1	47.7	9.5
Cable and Telecom	947.2	36.3	847.5	41.2	11.8
Other Businesses	(266.0)	(10.4)	(179.7)	(9.8)	(48.0)
Operating Segment Income	18,072.3	42.3	17,558.5	43.5	2.9
Disposed Operations[2]	-	-	(45.2)	-	-
Corporate Expenses	(368.3)	(0.9)	(467.8)	(1.2)	21.3
Depreciation and Amortization	3,223.1	7.8	2,779.8	7.1	15.9
Consolidated Operating Income	14,480.9	34.8	14,265.7	36.2	1.5

[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Reflects the results of operations of one of the Company’s soccer teams.

Television Broadcasting
Fourth-quarter sales increased 5.6% compared with the same period of 2006.

Full-year sales decreased 2.5% to Ps.21,213.2 million compared with Ps.21,760.4 million in 2006. The annual decrease was attributable to i) an unfavorable comparison resulting from last years’ political campaigns and Soccer World Cup advertising; and ii) an unexpected slowdown in consumer spending in Mexico, which led to a decline in advertising revenues during the year.

Fourth-quarter operating segment income increased 7.6% compared with the same period of 2006, and the margin reached a record fourth-quarter high of 52.6%.

Full-year operating segment income decreased 4.3% to Ps.10,518.1 million compared with Ps.10,996.3 million in 2006; the margin for the full year was 49.6% for the full year. These results reflect lower sales that were partially compensated by lower cost of sales and operating expenses.

Pay Television Networks
Fourth-quarter sales increased 42.1% compared with the same period of 2006.

Full-year sales increased 34.3% to Ps.1,852 million compared with Ps.1,379 million in 2006. The annual increase was driven by i) higher revenues from channels sold in Mexico and Latin America; ii) higher advertising sales; and iii) higher sales in TuTV, our pay-television joint venture with Univision.

Fourth-quarter operating segment income increased 67.1% compared with the same period of 2006, and the margin reached a record fourth-quarter high of 63.8%.

Full-year operating segment income increased 62.5% to Ps.1,150.2 million compared with Ps.707.9 million in 2006, and the margin increased to 62.1%. This increase reflects higher sales that were partially offset by an increase in cost of sales and operating expenses.

Programming Exports
Fourth-quarter sales decreased 8.2% compared with the same period of 2006.

Full-year sales increased 3.3% to Ps.2,262.1 million compared with Ps.2,190.3 million in 2006. The annual increase was attributable to i) a 8.7% increase in royalties from Univision, which amounted to US$138 million; and ii) higher programming sales to Europe, Asia, and Africa. This increase was partially offset by lower sales in Latin America and a negative translation effect on foreign-currency-denominated sales amounting to Ps.74.7 million.

Fourth-quarter operating segment income decreased 13.6% compared with the same period of 2006, and the margin was 39.6%.

Full-year operating segment income increased 14.4% to Ps.1,032 million compared with Ps.902 million in 2006, and the margin increased to 45.6%. These results reflect higher sales and lower cost of sales and operating expenses.

Publishing
Fourth-quarter sales increased 16.4% compared with the same period of 2006.

Full-year sales increased 10.6% to Ps.3,311.9 million compared with Ps.2,993.9 million in 2006. The annual increase was driven by a greater number of advertising pages sold as well as higher revenues from magazine circulation in Mexico and abroad, including incremental revenues generated by the acquisition of Atlántida. This was partially offset by a negative translation effect on foreign-currency-denominated sales amounting to Ps.29.8 million.

Fourth-quarter operating segment income increased 13.4% compared with the same period of 2006, and the margin was 23.7%.

Full-year operating segment income increased 8.3% to Ps.624.4 million compared with Ps.576.7 million in 2006, and the margin was 18.9%. This increase reflects higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing Distribution
Fourth-quarter sales increased 8.7% compared with the same period of 2006.

Full-year sales increased 6.5% to Ps.479.2 million compared with Ps.449.8 million in 2006. The increase was attributable to higher circulation in Mexico and abroad of magazines published by the Company.

Fourth-quarter operating segment loss increased 25% compared with the same period of 2006.

Full-year operating segment income increased 52.4% to Ps.28.5 million compared with Ps.18.7 million in 2006, and the margin increased to 5.9%. These results reflect higher sales and lower operating expenses that were partially offset by an increase in cost of sales.

Sky
Fourth-quarter sales increased 10.9% compared with the same period of 2006.

Full-year sales increased 8.7% to Ps.8,402.2 million compared with Ps.7,732.9 million in 2006. The annual increase was driven by an increase in the subscriber base in Mexico and the launch of Sky operations in Central America, and was partially offset by lower advertising revenues. As of December 31, 2007, the number of gross active subscribers increased to 1,585,109 (including 103,127 commercial subscribers), compared with 1,430,111 (including 91,127 commercial subscribers) as of December 31, 2006.

Fourth-quarter operating segment income increased 6.5% compared with the same period of 2006, and the margin was 46.8%.

Full-year operating segment income increased 9.5% to Ps.4,037.9 million compared with Ps.3,689.1 million in 2006, and the margin increased to a full-year record of 48.1%. This increase reflects higher sales and lower operating expenses that were partially offset by higher cost of sales.

Cable and Telecom
Fourth-quarter sales increased 43.2% compared with the same period of 2006. This increase reflects the consolidation of the operations of Bestel in our financial statements as of December 15, 2007; which represented incremental sales of Ps.184.8 million.

Full-year sales increased 26.8% to Ps.2,611.6 million compared with Ps.2,059.4 million in 2006. The annual increase was attributable to i) an 10.8% increase in the number of video subscribers, which, as of December 31, 2007, reached 539,662, compared with 486,825 subscribers reported during 2006; ii) a 52% increase in broadband subscribers to 145,973 compared with 96,035 reported during 2006; iii) the addition of 9,015 telephony subscribers during the year; iv) a 3% average rate increase effective March 1, 2007; and v) higher advertising sales.

Fourth-quarter operating segment income increased 19.3% compared with the same period of 2006, yielding a margin of 34.3%. The consolidation of Bestel represented incremental operating segment income of Ps.52.4 million.

Full-year operating segment income increased 11.8% to Ps.947.2 million compared with Ps.847.5 million in 2006, and the margin was 36.3%. These results reflect higher sales that were partially offset by an increase in cost of sales as well as programming and advertising expenses.

Other Businesses
Fourth-quarter sales increased 33.9% compared with the same period of 2006.

Full-year sales increased 39.8% to Ps.2,560.4 million compared with Ps.1,831.8 million in 2006. The annual increase was driven by higher sales in our gaming, feature-film distribution, soccer, and internet businesses.

Fourth-quarter operating segment loss decreased 43.2% compared with the same period of 2006.

Full-year operating segment loss increased 48% to Ps.266 million compared with Ps.179.7 million in 2006, reflecting higher cost of sales and operating expenses that were partially offset by higher sales.

Corporate Expenses
Share-based compensation expense in 2007 and 2006 amounted to Ps.140.5 million and Ps.243.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees and is recognized over the vesting period in majority stockholders’ equity.

Non-operating Results

Other Expense, Net
Other expense, net, increased by Ps.65.3 million, or 7.4%, to Ps.953.4 million for the year ended December 31, 2007, compared with Ps.888.1 million for the year ended December 31, 2006. This increase reflected i) a loss on disposition of shares in connection with the sale of our interest in Univision during the first quarter of 2007, and ii) an impairment adjustment in goodwill, donations, and professional services in connection with certain litigation and other matters. These unfavorable variances were partially offset by i) other income derived from the cancellation of an option to acquire an equity stake in the parent company of the controlling partners of La Sexta; and ii) the absence of non-recurring expenses incurred in connection with the tender offer made by Sky in 2006 for most of its Senior Notes due 2013.

Integral Cost of Financing
The following table sets forth integral cost of financing for the years ended December 31, 2007 and 2006, in millions of Mexican pesos in purchasing power as of December 31, 2007, which consisted of:

	2007	2006	Increase (decrease)
Interest expense	2,177.0	2,010.4	166.6
Interest income	(1,844.7)	(1,135.4)	(709.3)
Foreign-exchange (gain) loss, net	(215.9)	197.7	(413.6)
Loss from monetary position, net	293.8	68.3	225.5
	410.2	1,141.0	(730.8)

The integral cost of financing, net, decreased by Ps.730.8 million, or 64%, to Ps.410.2 million in 2007 from Ps.1,141 million in 2006. This decrease reflected primarily i) a Ps.709.3 million increase in interest income primarily in connection with a higher average amount of temporary, held-to-maturity and available-for-sale investments; ii) a favorable impact of Ps.413.6 million in net foreign-exchange results, driven primarily by a higher average amount of our net foreign-currency asset position. These favorable variances were partially offset by i) a Ps.166.6 million increase in interest expense, due mainly to a higher average amount of our outstanding debt; and ii) a Ps.225.5 million increase in loss from monetary position, resulting from a higher net monetary asset position.

Equity in Results of Affiliates, Net
Equity in losses of affiliates, net, increased by Ps.124.5 million, or 19.9%, to Ps.749.3 million for the year ended December 31, 2007, compared with Ps.624.8 million for the year ended December 31, 2006. This increase reflected i) the absence of equity in earnings of Univision, which we recognized through June 2006; and ii) a reduction of equity in earnings of OCEN, a live-entertainment venture in Mexico, and EMI Televisa Music, a music joint venture in the United States. These unfavorable variances were partially offset by a reduction in equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain, which started operations in March 2006.

Income Taxes
Income taxes increased by Ps.1,257.1 million, or 60.1%, to Ps.3,349.6 million for the year ended December 31, 2007, from Ps.2,092.5 million for the year ended December 31, 2006. This increase reflected primarily a higher effective income tax rate.

Minority Interest
Minority interest net income increased by Ps.325.5 million, or 53.3%, to Ps.935.9 million in 2007, from Ps.610.4 million in 2006. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by minority equity owners in our Sky segment, which was partially offset by a lower portion of consolidated net income attributable to interests held by minority stockholders in our Cable and Telecom segment.

Other Relevant Information

Capital Expenditures and Investments
In the year ended December 31, 2007, we invested approximately US$355.1 million as capital expenditures, including approximately US$122.3 million for our Sky segment; US$78.7 million for our Cable and Telecom segment; US$41.4 million for our gaming business; and US$112.7 million for our Television Broadcasting segment and other businesses. We also made additional equity investments related to our 40% interest in La Sexta in the aggregate amount of €65.9 million.

Acquisitions
In August 2007, we acquired Editorial Atlántida, S.A., a leading publishing company in Argentina. In December 2007, an indirect majority-owned subsidiary of the Company, Cablestar, acquired the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico.

Disposition of Investment in Univision
In March 2007, we cashed out our available-for-sale investment in shares of Univision in the amount of US$1,094.4 million. As a result of this disposition, we recorded a non-cash loss of Ps.669,473, as other expense in our consolidated statement of income for the year ended December 31, 2007, which consisted primarily of loss on monetary position and foreign-exchange loss incurred from July 2006 through March 2007.

Debt
The following table sets forth our total consolidated debt, as well as Sky’s satellite transponder lease obligation for the years ended December 31, 2007 and 2006, in millions of Mexican pesos in purchasing power as of December 31, 2007, which consisted of:

	2007	2006	Increase (decrease)
Current portion of long-term debt	488.6	1,023.4	(534.8)
Long-term debt (excluding current portion)	24,433.4	18,464.3	5,969.1
	24,922.0	19,487.7	5,434.3
Current portion of satellite transponder lease obligation	97.7	89.4	8.3
Long-term satellite transponder lease obligation (excluding current portion)	1,035.1	1,162.5	(127.4)
	1,132.8	1,251.9	(119.1)

In December 2007, Empresas Cablevisión, S.A.B. de C.V. (“Cablevisión”; BMV: CABLE), a majority-owned subsidiary of the Company, entered into a 5-year term loan facility in the aggregate principal amount of US$225 million in connection with the financing for the acquisition of the assets of Bestel.

As of December 31, 2007, our consolidated net cash position (cash, temporary investments and long-term investments less total debt) was Ps.4,908.1 million, compared with a consolidated net debt position (total debt less cash, temporary investments and long-term investments) of Ps,2,146.5 million, as of December 31, 2006. Long-term investments as of December 31, 2007 and 2006, amounted to Ps.2,525.2 million and Ps.936.1 million, respectively.

Share Buyback Program
During 2007, we repurchased approximately 67.2 million CPOs in the aggregate nominal amount of approximately Ps.3,954.4 million.

Advertising Sales Plan
As of December 31, 2007, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.16,230 million in real terms, representing a 3.2% decrease in real terms compared with the prior year. Approximately 67.9% of the advance deposits as of December 31, 2007, were in the form of short-term, non-interest-bearing notes receivable maturing the following year, with the remainder consisting of cash deposits. The weighted-average maturity of these notes was 3.6 months.

TelevisionRatings and Audience Share
National urban ratings and audience share reported by IBOPE confirm that, in 2007, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 69%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 69%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.9%. In 2007, Televisa aired 73% and 78% of the top-200 and top-100 rated programs, respectively.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Michel Boyance María José Cevallos Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Manuel Compeán Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND  2006
(Millions of Mexican pesos in purchasing power as of December 31, 2007)

ASSETS	December 31, 2007 (Unaudited)		December 31, 2006 (Audited1)

Current:
Cash	Ps.	843.5	Ps.	701.3
Temporary investments		26,461.4		15,703.8
		27,304.9		16,405.1

Trade notes and accounts receivable, net		17,282.9		14,108.7
Other accounts and notes receivable, net		2,590.3		1,544.3
Due from affiliated companies		206.8		191.8
Transmission rights and programming		3,154.7		3,167.9
Inventories		834.0		801.9
Available-for-sale investment in shares of Univision		-		12,266.3
Other current assets		653.2		800.1
Total current assets		52,026.8		49,286.1

Transmission rights and programming, noncurrent		5,252.8		3,557.8
Investments		7,947.8		5,925.3
Property, plant, and equipment, net		25,171.3		21,764.4
Intangible assets and deferred charges, net		8,099.3		5,592.7
Other assets		46.0		25.3
Total assets	Ps.	98,544.0	Ps.	86,151.6

1 The December 31, 2006, amounts were taken from our audited consolidated financial statements as of December 31, 2006, and restated to December 31, 2007, constant Mexican pesos.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007AND 2006
(Millions of Mexican pesos in purchasing power as of December 31, 2007)

LIABILITIES	December 31, 2007 (Unaudited)		December 31, 2006 (Audited1)
Current:
Current portion of long-term debt	Ps.	488.7	Ps.	1,023.4
Current portion of satellite transponder lease obligation		97.7		89.4
Trade accounts payable		4,457.5		3,580.5
Customer deposits and advances		17,145.1		17,528.7
Taxes payable		684.5		1,223.8
Accrued interest		307.8		271.9
Other accrued liabilities		2,173.9		2,124.7
Due to affiliated companies		127.2		39.6
Total current liabilities		25,482.4		25,882.0
Long-term debt[2]		24,433.4		18,464.3
Satellite transponder lease obligation[2]		1,035.1		1,162.5
Customer deposits and advances, noncurrent		2,665.2		278.3
Other long-term liabilities		2,849.4		541.7
Deferred taxes		1,255.0		1,544.7
Labor ogligations[3]		323.2		297.8
Total liabilities		58,043.7		48,171.3

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,267.6		10,506.9
Additional paid-in capital		4,547.9		4,547.9
		14,815.5		15,054.8
Retained earnings:
Legal reserve		2,135.4		2,135.4
Reserve for repurchase of shares		1,240.9		4,626.9
Unappropriated earnings		21,713.4		17,343.6
Net income for the year		8,082.5		8,908.9
		33,172.2		33,014.8
Accumulated other comprehensive loss, net		(3,159.5)		(3,842.9)
Shares repurchased		(7,939.1)		(7,889.0)
		22,073.6		21,282.9
Total majority interest		36,889.1		36,337.7
Minority interest		3,611.2		1,642.6
Total stockholders' equity		40,500.3		37,980.3
Total liabilities and stockholders' equity	Ps.	98,544.0	Ps.	86,151.6

[1]	The December 31, 2006, amounts were taken from our audited consolidated financial statements as of December 31, 2006, and restated to December 31, 2007, constant Mexican pesos.
[2]	Net of current portion.
[3]	Include pension plans, seniority premiums, and severance indemnities.

GRUPO TELEVISA, S. A. B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2007 AND 2006
(Millions of Mexican pesos in purchasing power as of December 31, 2007)

	Three months ended December 31,				Twelve months ended December 31,

	2007		2006		2007		2006
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited1)

Net sales	Ps.	12,407.4	Ps.	11,144.6	Ps.	41,561.5	Ps.	39,357.7

Cost of sales[2]		5,253.7		4,686.1		18,128.0		16,791.2

Operating expenses:
Selling[2]		985.1		853.2		3,277.5		3,130.2
Administrative[2]		670.4		717.8		2,452.0		2,390.8
Depreciation and amortization		894.8		724.9		3,223.1		2,779.8
Operating income		4,603.4		4,162.6		14,480.9		14,265.7
Others expense, net		123.8		154.2		953.4		888.1
Integral cost of financing:
Interest expense		701.2		477.5		2,177.0		2,010.4
Interest income		(530.2)		(234.8)		(1,844.7)		(1,135.4)
Foreign exchange loss (gain), net		15.3		213.3		(215.9)		197.7
Loss (gain) from monetary position, net		124.8		(39.2)		293.8		68.3
		311.1		416.8		410.2		1,141.0
Equity in losses of affiliates, net		226.2		280.8		749.3		624.8
Income before income taxes		3,942.3		3,310.8		12,368.0		11,611.8
Income taxes		903.3		614.7		3,349.6		2,092.5
Consolidated net income		3,039.0		2,696.1		9,018.4		9,519.3
Minority interest net income		204.4		266.6		935.9		610.4
Majority interest net income	Ps.	2,834.6	Ps.	2,429.5	Ps.	8,082.5	Ps.	8,908.9

[1] The December 31, 2006, amounts were taken from our audited consolidated financial statements as of December 31, 2006, and restated to December 31, 2007, constant Mexican pesos.
[2] Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FIRST, SECOND, THIRD, AND FOURTH QUARTERS OF 20071:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	1Q07	Apr	May	Jun	2Q07	Jul	Aug	Sep	3Q07	Oct	Nov	Dec	4Q07	2007
Channel 2
Rating	11.5	11.7	10.8	11.3	10.2	10.1	10.0	10.1	10.1	10.6	10.3	10.3	9.6	10.5	9.4	9.9	10.4
Share (%)	32.4	33.4	30.7	32.2	29.8	28.8	28.5	29.0	28.6	29.7	29.5	29.3	27.9	28.8	28.0	28.2	29.7
Total Televisa(2)
Rating	25.2	25.0	24.5	24.9	23.8	24.8	24.8	24.5	25.0	25.5	25.0	25.2	24.4	26.3	24.1	24.9	24.9
Share (%)	71.2	71.1	69.9	70.8	69.3	70.6	70.3	70.0	71.0	71.5	71.6	71.3	70.7	71.9	71.4	71.3	70.9

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	1Q07	Apr	May	Jun	2Q07	Jul	Aug	Sep	3Q07	Oct	Nov	Dec	4Q07	2007
Channel 2
Rating	16.7	17.5	15.0	16.4	13.5	13.4	13.6	13.5	14.3	15.2	14.7	14.7	13.1	14.6	12.6	13.4	14.5
Share (%)	33.4	35.2	31.0	33.2	28.7	28.0	28.3	28.4	29.7	31.2	30.6	30.5	27.7	28.7	26.9	27.8	29.9
Total Televisa(2)
Rating	35.2	35.0	33.1	34.4	31.4	32.6	32.8	32.3	33.3	33.9	33.7	33.7	32.1	35.3	32.1	33.2	33.4
Share (%)	70.4	70.4	68.4	69.7	67.0	68.1	68.3	67.8	69.2	69.7	70.1	69.7	68.0	69.4	68.8	68.7	69.0

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	1Q07	Apr	May	Jun	2Q07	Jul	Aug	Sep	3Q07	Oct	Nov	Dec	4Q07	2007
Channel 2
Rating	22.2	23.7	20.5	22.1	18.1	17.7	18.6	18.1	19.1	21.1	18.9	19.7	15.2	16.2	14.0	15.1	18.8
Share (%)	38.1	41.1	36.3	38.5	33.7	32.4	33.1	33.1	34.4	37.4	33.8	35.2	28.0	27.9	26.5	27.5	33.6
Total Televisa(2)
Rating	41.8	41.9	39.1	40.9	36.6	37.7	38.4	37.6	38.2	39.4	38.7	38.7	36.2	39.2	35.0	36.8	38.5
Share (%)	71.9	72.5	69.5	71.3	68.1	68.9	68.3	68.4	68.7	70.0	69.2	69.3	66.7	67.4	66.4	66.8	69.0

1National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2"Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3"Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 28, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President